UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒  Annual Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018

OR

☐  Transition Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
525 French Road
Utica, New York 13502

CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2018 and 2017

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/	Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2003.

Rochester, New York
June 19, 2019

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Investments, at Fair Value
Mutual Funds	$167,403,884	$176,075,407
Common Collective Trust	9,977,951	9,746,681
Common Stock	9,362,168	8,164,816
Preferred Stock	143,307	159,025
Corporate Bonds	53,131	77,311
Money Market Funds	8,754,690	9,284,371

Total Investments, at Fair Value	195,695,131	203,507,611

Non-interest bearing cash	3,026	—

Receivables
Participant Contributions Receivable	39,474	—
Employer Contributions Receivable	33,890	—
Notes Receivable from Participants	4,499,639	4,825,686
Other Receivables	—	54,390

Total Receivables	4,573,003	4,880,076

Total Assets	200,271,160	208,387,687

Liabilities
Other Liabilities	—	20,207

Total Liabilities	—	20,207

Net Assets Available for Benefits	$200,271,160	$208,367,480

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions to net assets attributed to:
Interest and dividends	$12,058,931
Interest on notes receivable from participants	233,844
Contributions:
Participants	12,502,766
Employer	7,883,385

Total additions	32,678,926

Deductions from net assets attributed to:
Net depreciation in fair value of investments	22,782,549
Administrative expenses	145,791
Distributions to participants	17,846,906

Total deductions	40,775,246

Net decrease	(8,096,320)

Net assets available for benefits at beginning of year	208,367,480

Net assets available for benefits at end of year	$200,271,160

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2018 and 2017

Note 1 - Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contribution invested in a designated balanced fund until changed by the participant. The pre-tax contribution of an employee who is contributing less than 7% of the employee’s annual compensation, as defined in the plan document, automatically increases annually in 1% increments until the employee’s pre-tax contribution election reaches 7% of annual compensation, provided the employee has not elected to opt-out of the automatic increase feature. Employees with an initial enrollment date between July 2nd and December 31st in a given plan year that have not elected to opt-out of this election will not be subject to this annual increase until the following plan year.

The Company matches 100% of each participant's contribution up to a maximum of 7% of participant compensation. Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures reduced employer contributions by $764,858 in 2018. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $48,537 and $591, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant vests at 20% per year of service and becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices, including a self-directed brokerage account, as more fully described in the Plan literature. Participants may change their investment options on a daily basis.

Notes Receivable from Participants

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason including those previously mentioned. The Plan also provides for withdrawals by participants prior to termination. Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 2 - Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement," which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Company is currently evaluating the impact of adopting this guidance.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The FASB guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. The FASB defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. The framework requires an entity to maximize the use of observable inputs when measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual Funds

These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust

These investments are valued at NAV provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value and is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Common Stock

Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Preferred Stock

Preferred stock is valued at the closing price reported on the preferred stock's respective stock exchange and is classified within level 1 of the valuation hierarchy.

Corporate Bonds

Corporate Bonds are valued at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

Money Market Funds

These investments are valued using NAV. The money market funds are classified within level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	Investments at Fair Value as of
	December 31, 2018
	Level 1	Total
Mutual Funds	$167,403,884	$167,403,884
Common Stock	9,362,168	9,362,168
Preferred Stock	143,307	143,307
Corporate Bonds	53,131	53,131
Money Market Funds	8,754,690	8,754,690
Investments measured at fair value	185,717,180	185,717,180
Investments measured at NAV as a practical expedient (a)		9,977,951
Total investments at fair value		$195,695,131

	Investments at Fair Value as of
	December 31, 2017
	Level 1	Total
Mutual Funds	$176,075,407	$176,075,407
Common Stock	8,164,816	8,164,816
Preferred Stock	159,025	159,025
Corporate Bonds	77,311	77,311
Money Market Funds	9,284,371	9,284,371
Investments measured at fair value	193,760,930	193,760,930
Investments measured at NAV as a practical expedient (a)		9,746,681
Total investments at fair value		$203,507,611

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 - Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated August 2, 2017, from the Internal Revenue Service (“IRS”). The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 - Transactions with Parties-in-Interest

As of December 31, 2018 and 2017, the Plan held certain securities issued by the Company as follows:

	December 31, 2018		December 31, 2017
	Number of Shares	Fair Value	Number of Shares	Fair Value
CONMED Corporation
Common Stock	98,309	$6,311,462	100,393	$5,117,031

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

CONMED Corporation
Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Current
Identity of Issue/Description of Investment	Value

Fidelity 500 Index Fund**	$15,471,202
Janus Henderson Enterprise Fund Class N	14,013,559
Fidelity Puritan Fund - Class K**	13,479,219
Fidelity Managed Income Portfolio Class 1**	9,977,951
Fidelity Freedom 2025 Fund - Class K**	9,466,415
Fidelity Freedom 2040 Fund - Class K**	9,394,518
Fidelity Freedom 2030 Fund - Class K**	9,269,946
Fidelity Freedom 2045 Fund - Class K**	8,657,864
Fidelity Low-Priced Stock Fund - Class K**	8,642,659
Fidelity Investment Grade Bond Fund**	8,466,646
Fidelity Freedom 2035 Fund - Class K**	7,741,224
Participant - Directed BrokerageLink Account	7,453,079
Fidelity Freedom 2020 Fund - Class K**	7,352,785
MFS Value R6	7,180,144
Fidelity Capital Appreciation Fund Class K**	6,749,037
T. Rowe Price Dividend Growth Fund - I Class	6,622,729
Fidelity Government Money Market Fund**	6,428,716
Fidelity Diversified International Fund - Class K**	6,333,565
CONMED Corporation Common Stock **	6,311,462
Fidelity Freedom 2050 Fund - Class K**	6,242,457
Vanguard Total Bond Market Index Admiral Fund	3,638,349
Fidelity Extended Market Index Fund**	3,085,215
Fidelity Freedom 2055 Fund - Class K**	2,369,520
JP Morgan U.S. Small Company Fund Class R6	2,133,181
Fidelity Global ex U.S. Index Fund**	2,073,394
Fidelity Freedom 2015 Fund - Class K**	1,531,647
Wells Fargo Emerging Markets Equity Fund R6	1,480,288
Delaware Small Cap Value R6 Fund	1,437,002
Fidelity Freedom Income Fund - Class K**	976,167
Fidelity Contrafund - Class K**	760,831
Fidelity Freedom 2010 Fund - Class K**	611,657
Fidelity Freedom 2060 Fund - Class K**	311,308
Fidelity Freedom 2005 Fund - Class K**	30,418
Interest Bearing Cash Accounts	977

Notes receivable from participants, interest rates from
4.25% to 9.25% and maturities from 2019 to 2033**	4,499,639

$200,194,770

** Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By:	/s/ Todd W. Garner
Name:	Todd W. Garner
Title:	Executive Vice President & Chief Financial Officer

Date: June 19, 2019